                                                     Filed by Virata Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                                             Subject Company: Virata Corporation
                                                   Commission File No. 000-28157

                                     * * * *

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED ABOVE BECAUSE IT CONTAINS IMPORTANT INFORMATION. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by GlobeSpan and Virata on November 8, 2001. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by GlobeSpan and Virata with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from GlobeSpan and Virata. PLEASE READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                     * * * *

On November 28, 2001, Virata disseminated the following previously undisclosed information to certain investor groups in a presentation that included information previously disclosed pursuant to Rule 425 under the Securities Act of 1933.

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Creates A Leading Communications-IC Provider


                                Dec Revenues/(1)/

                          GlobeSpan  PMC-
       Broadcom  Conexant  Virata  Sierra  AMCC  Centillium  Vitesse  TranSwitch
       --------  --------  ------  ------  ----  ----------  -------  ----------
($MM)    221       208       80      51     41       38         37        5




                                  Dec R&D/(1)/

                          GlobeSpan  PMC-
       Broadcom  Conexant  Virata  Sierra  AMCC  Vitesse  TranSwitch  Centillium
       --------  --------  ------  ------  ----  -------  ----------  ----------
($MM)    112       105       41      41     39     36         16          14



Note: (1) Source: Analysts Estimates                                  [LOGO]
                                                               GlobeSpan  Virata


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Pro Forma Contribution Analysis/(1)/

      LTM Revenue                                        LTM R&D
        $452MM                                           $173MM

                      Virata                                          Virata
                      $107MM                                          $50MM

              23.6%                                              28.9%

GlobeSpan                                      GlobeSpan
           76.4%                                         71.1%
  $345MM                                        $123MM

      LTM Gross Profit                                     Cash
          $242MM                                          $704MM

                      Virata                   GlobeSpan
                      $42MM                      $203MM
              20.6%                                      28.8%

GlobeSpan                                                             Virata
           79.4%                                                 71.2%
 $200MM                                                               $501MM

                                                                  [LOGO]
Note: (1) Data as of 9/30/01
                                                           GlobeSpan     Virata

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Annual Revenue Growth

                               Annual
                            ($ Millions)

                        1998            1999            2000
                        ----            ----            ----
GlobeSpan               $31             $56             $348
Virata                  $ 9             $12             $119
                        ---             ---             ----
                        $40             $68             $467



                  First Nine Months
                    ($ Millions)

                     9 Mos 00        9 Mos 01
                     --------        --------
GlobeSpan              $215            $217
Virata                 $ 82            $ 70
                       ----            ----
                       $297            $287

                                                                      [LOGO]
                                                               GlobeSpan  Virata

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Pro Forma Balance Sheet

($ Millions)                                     As of September 30, 2001

Cash & Marketable Securities                             $  704

Accounts Receivable                                          32

Inventory                                                    64

Total Assets                                              1,670

Total Debt                                                  135

                                                           [LOGO]
                                                     GlobeSpan   Virata

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